June 21, 2012

VIA OVERNIGHT COURIER

Michael R. Clampitt, Esq.

Senior Attorney

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	United Community Financial Corp. (“United Community”)
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 16, 2012
File No. 000-24399

Dear Mr. Clampitt:

The following information is provided in response to your comment letter dated June 11, 2012, received by United Community on June 13, 2012, pertaining to Form 10-K for the year ended December 31, 2011. The responses below correspond to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors

“The Company ’s results of operations, financial condition or liquidity . . .,” page 21

1.	We note that, in connection with the origination and sale of residential mortgages into the secondary market, the company makes representations and warranties which may require it to repurchase loans. With a view towards future disclosure, please tell us whether you have received requests to repurchase loans based on alleged breaches of representations, warranties and/or covenants.

United Community’s Response:

In connection with the origination and sale of residential loans into the secondary market (primarily Fannie Mae and Freddie Mac), The Home Savings and Loan Company of Youngstown, Ohio, an Ohio chartered stock savings bank (the “Bank”) and a wholly owned subsidiary of United Community, occasionally has received requests from investors to repurchase or to “make whole” certain loans based on alleged breaches of representation, warranties and/or covenants. As of December 31, 2011, the Bank’s servicing portfolio aggregated $1.1 billion. During 2011, the Bank repurchased 9 loans with an aggregate unpaid principal balance of $643,000. During the same time period, the Bank was required to “make whole” certain loans with investors. In a “make whole” transaction, the investor liquidates the collateral securing the loan and requires the Bank to pay the investor the difference. During 2011, the Bank incurred expenses totaling $656,000 for “make whole” transactions.

To that end, management estimated a reserve of $230,000 at December 31, 2011, but it was determined to be immaterial. However, a reserve of $405,000 was established at March 31, 2012, for future “make whole” settlements. The Bank will continue to analyze the appropriateness of the reserve for future “make whole” settlements and disclose this liability in future periodic filings. In determining the level of reserve, management considers the unpaid principal balance of loans sold, servicing retained, that contain an identified weakness that could possibly cause the Bank to incur a liability to investors.

Item 9A. Controls and Procedures, page 99

2.	We note your disclosure that your management concluded that the company’s disclosure controls and procedures were effective to ensure material information was “recorded, processed, summarized and reported on a timely basis.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a- 15(e) and 15d-15(e).

United Community’s Response:

It is true that United Community’s officers concluded that United Community’s disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including United Community’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As opposed to amending the existing Form 10-K, United Community respectfully requests that it be permitted to provide this additional disclosure in future filings with the SEC. The disclosure would be as follows:

Management concluded that disclosure controls and procedures as of                     , 20    , are effective to ensure that information required to be disclosed in the reports that United Community files or submits under the Exchange Act is accumulated and communicated to management, including United Community’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

By this letter, United Community acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) United Community may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please do not hesitate to contact me at the address below or by telephone at (330) 742-0572.

Sincerely,

Jude J. Nohra

Copy:	PatrickW. Bevack, President and Chief Executive Officer
JamesR. Reske, Chief Financial Officer and Treasurer